SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Matthew Karsh
Director of Corporate Communication	PortfolioPR
212 531 3247	212 736 9224
galit@otiglobal.com	pholm@portfoliopr.com / mkarsh@portfoliopr.com

OTI’S CONTACTLESS SMART CARD TECHNOLOGY
SELECTED TO POWER SAN FRANCISCO BART SFO DISCOUNT CARD

Cupertino, CA– July 21, 2003 – On Track Innovations, Ltd., (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card systems, announced today that the San Francisco Bay Area Rapid Transit District (BART) has chosen OTI to provide ISO 14443 compliant contactless solutions for use in BART’s SFO Airline Employee Discount Program. The scalability of OTI’s solution provides an open-ended suite of future applications and allows it to remain compatible with the requirements of the region’s TransLink® initiative.

With over 290,000 daily riders and 43 stations, BART provides Bay Area residents with a low cost, fast and environmentally friendly alternative for their transit needs. BART uses a graduated fare structure where cost is determined by the length of the trip. Currently, riders insert a magnetic-stripe based ticket into a fare gate upon entering and exiting the system. In the early 1990s, a decision was made to renovate the entire system, including fare collection, and to extend the Colma line to the San Francisco International Airport, the world’s seventh busiest. By agreement with the Airport, BART will provide a discount fare program for airline employees who take BART to work. OTI will support BART’s initiative by supplying microprocessor-based contactless smart cards. Employees will receive a contactless RFID microprocessor-based smart card encrypted to activate a discounted fare structure when used at the SFO BART Station.

Mike Healy, Department Manager Media & Public Affairs stated “OTI’s technology fits BART’s goal of connecting San Francisco to the world. Using top of the line technology in BART’s renovation project puts BART at the forefront of mass transit connectivity for our riders. We are impressed by OTI’s timely product delivery and expertise.”

Ohad Bashan, President and CEO of OTI America stated, “Being chosen by BART to supply our secured contactless solution is a validation of our superior technology. We look forward to working with BART in creating an open transit system where a multi-functional contactless card can be used to support future BART only smart card applications.”

About OTI:

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. OTI’s customers include: BP, MasterCard International, EDS, First Data Resources, Repsol, the Government of Israel and ICTS. For more information on OTI, visit our website at www.otiglobal.com

This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.